UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number:  001-38502

EURODRY LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by EuroDry Ltd. (the “Company”) on November 10, 2021: EuroDry Ltd. Reports Results for the Nine-Month Period and Quarter Ended September 30, 2021.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO of EuroDry commented:” and the next two succeeding paragraphs, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-238235) filed with the U.S. Securities and Exchange Commission on May 13, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURODRY LTD.

Dated: November 12, 2021	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

EuroDry Ltd.

Reports Results for the Nine-Month Period and Quarter Ended September 30, 2021

Maroussi, Athens, Greece – November 10, 2021– EuroDry Ltd. (NASDAQ: EDRY, the “Company” or “EuroDry”), an owner and operator of drybulk vessels and provider of seaborne transportation for drybulk cargoes, announced today its results for the three and nine-month periods ended September 30, 2021.

Third Quarter 2021 Highlights:

•

Total net revenues for the quarter of $19.5 million.

•

Net income attributable to common shareholders of $11.8 million or $4.47 and $4.41 earnings per share basic and diluted, respectively, inclusive of unrealized gain on derivatives.

•

Adjusted net income attributable to common shareholders1 for the quarter of $10.1 million, or, $3.84 and $3.79 per share basic and diluted, respectively.

•

Adjusted EBITDA1 was $13.0 million.

•

An average of 8.1 vessels were owned and operated during the third quarter of 2021 earning an average time charter equivalent rate of $28,103 per day.

•

The Company declared a dividend of $0.3 million on its Series B Preferred Shares. The dividend will be paid in cash.

1Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are not recognized measurements under US GAAP (GAAP) and should not be used in isolation or as a substitute for EuroDry’s financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Nine Months 2021 Highlights:

•

Total net revenues of $42.1 million.

•

Net income attributable to common shareholders was $14.2 million, or$5.84 and $5.74 earnings per share basic and diluted, respectively, inclusive of unrealized loss on derivatives and a loss on debt extinguishment.

•

Adjusted net income attributable to common shareholders1 for the period was $18.0 million or $7.42 and $7.29 adjusted earnings per share basic and diluted, respectively.

•

Adjusted EBITDA1 was $26.3 million.

•

An average of 7.5 vessels were owned and operated during the first nine months of 2021 earning an average time charter equivalent rate of $22,232 per day.

Recent developments

In October 2021, we drew a loan of $9 million with our vessels, M/V Pantelis and M/V Tasos, used as collateral, which will be repaid in eighteen monthly installments of $0.3 million each followed by another eighteen monthly installments of $0.2 million each.

In November 2021, we decided to redeem our outstanding Series B Preferred Shares at par using approximately $13.6 million from the funds we generated. The Series B Preferred Shares carried a dividend of 8% per annum until January 2023 increasing to 14% per annum thereafter. The redemption is expected to take place within 2021.

Aristides Pittas, Chairman and CEO of EuroDry commented: “During the third quarter of 2021, charter rates for the sizes of vessels we operate averaged 30-40% higher compared to their levels in the second quarter of 2021 reaching levels last seen in 2010. Rates continued to rise and peaked in mid-October but have since given away a bit mainly due to the slowdown of growth and, especially, of steel demand in China. They, nevertheless, remain at very profitable levels. In the near term, the re-opening and rebounding of economies around the world is threatened by the fast spread of the “D” variant of COVID-19, increasing commodity and energy prices and causing restraints in the supply chain of various materials and products; in the medium term, we expect that the low orderbook of the drybulk fleet, which remains near historical lows if expressed as a ratio to the existing fleet, will result in very modest fleet growth over the next one to two years, thus, maintaining tight supply conditions and providing support to the charter rate levels.

In the above environment, as previously announced, we expanded our exposure to the market by acquiring in September 2021 M/V Good Heart, a modern ultramax vessel, demonstrating our belief in the strong market fundamentals. Given the recent contributions from our vessels, our Board decided to use some of the earnings we accrued to redeem our outstanding Series B Preferred Shares at par and reduce our funding costs; this redemption will increase the earnings per share of our common shareholders by about $0.38 in 2022 and by about $0.67 every year from then on.

Overall, we remain positive about the prospects of the market and continue to evaluate opportunities for investment or any other form of cooperation exploiting our public listing and operating platform.”

Tasos Aslidis, Chief Financial Officer of EuroDry commented: “Comparing our results for the third quarter of 2021 with the same period of 2020, our net revenues increased by about $12.7 million, due to the significantly higher time charter equivalent rates our vessels earned as compared to the third quarter of 2020. Operating expenses, including management fees and general and administrative expenses increased from $6,397 per vessel per day in the third quarter of 2020 to $6,495 in the third quarter of 2021. This increase is mainly due to the increased crewing costs for our vessels compared to the same period of 2020, resulting from difficulties in crew rotation due to COVID-19 related restrictions.

Adjusted EBITDA during the third quarter of 2021 was $13.0 million compared to $2.8 million achieved for the third quarter of last year. As of September 30, 2021, our outstanding debt (excluding the unamortized loan fees) was $73.9 million while unrestricted and restricted cash was $22.6 million. As of the same date, our scheduled debt repayments including balloon payments over the next 12 months amounted to about $11.5 million (excluding the unamortized loan fees) and all our loan covenants are satisfied.”

Third Quarter 2021 Results:

For the third quarter of 2021, the Company reported total net revenues of $19.5 million representing a 186.4% increase over total net revenues of $6.8 million during the third quarter of 2020 which was primarily the result of the higher time charter rates our vessels earned in the third quarter of 2021 compared to the corresponding period of 2020. The Company reported a net income for the period of $12.1 million and a net income attributable to common shareholders of $11.8 million, as compared to a net income of $0.5 million and a net income attributable to common shareholders of $0.1 million for the same period of 2020. For the third quarter of both 2021 and 2020, a gain on bunkers resulted in voyage expenses, net amounting to income of $0.1 million and $0.4 million, respectively.

Vessel operating expenses were $3.7 million for the third quarter of 2021 as compared to $3.1 million for the same period of 2020. The increase is attributable to the increased number of vessels operating in the third quarter of 2021 compared to the corresponding period in 2020, as well as to the increased crewing costs for our vessels compared to the same period of 2020, resulting from difficulties in crew rotation due to COVID-19 related restrictions, and the increase in hull and machinery insurance premiums. Depreciation expenses for the third quarter of 2021 amounted to $2.0 million, as compared to $1.7 million for the same period of 2020. This increase is due to the higher number of vessels operating in the third quarter of 2021 as compared to the same period of 2020. General and administrative expenses increased to $0.6 million in the third quarter of 2021, as compared to $0.5 million in the third quarter of 2020 due to higher legal and insurance expenses.

Interest and other financing costs for the third quarter of 2021 remained unchanged at $0.6 million as compared to the same period of 2020, since the increase in the average outstanding debt during the period was offset by the decreased Libor rates of our loans in the current period compared to the same period of 2020. For the three months ended September 30, 2021, the Company recognized a marginal loss on three interest rate swaps and a $0.1 million loss on FFA contracts, comprising a $1.6 million unrealized gain and a $1.7 million realized loss, as compared to a marginal loss on three interest rate swaps and a $0.2 million realized loss on FFA contracts.

On average, 8.1 vessels were owned and operated during the third quarter of 2021 earning an average time charter equivalent rate of $28,103 per day compared to 7.0 vessels in the same period of 2020 earning on average $11,873 per day.

Adjusted EBITDA for the third quarter of 2021 was $13.0 million compared to $2.8 million achieved during the third quarter of 2020.

Basic and diluted earnings per share attributable to common shareholders for the third quarter of 2021 was $4.47 calculated on 2,634,822 basic and $4.41 calculated on 2,675,224 diluted weighted average number of shares outstanding, compared to basic and diluted earnings per share of $0.06 for the third quarter of 2020, calculated on 2,279,730 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the income attributable to common shareholders for the quarter of the unrealized gain on derivatives, the adjusted earnings attributable to common shareholders for the quarter ended September 30, 2021 would have been $3.84 and $3.79 per share basic and diluted, respectively, compared to adjusted earnings of $0.05 per share basic and diluted for the quarter ended September 30, 2020. Usually, security analysts do not include the above item in their published estimates of earnings per share.

First Nine Months 2021 Results:

 For the first nine months of 2021, the Company reported total net revenues of $42.1 million representing an 165.3% increase over total net revenues of $15.9 million during the first nine months of 2020, which was the result of the increased number of vessels operated and the higher average charter rates our vessels earned during the period of 2021 compared to the same period of 2020. The Company reported a net income for the period of $15.1 million and a net income attributable to common shareholders of $14.2 million, as compared to a net loss of $5.6 million and a net loss attributable to common shareholders of $6.7 million, for the nine month period of 2020. For the nine months of 2021, voyage expenses, net amounted to income of $0.5 million resulting from gain on bunkers as compared to voyage expenses of $0.2 million in the same period of 2020. Vessel operating expenses were $9.9 million for the nine months of 2021 as compared to $8.7 million for the same period of 2020. The increase is attributable to the increased number of vessels operating in the first nine months of 2021 compared to the corresponding period in 2020, as well as to the increased crewing costs for our vessels compared to the same period of 2020, resulting from difficulties in crew rotation due to COVID-19 related restrictions, and the increase in hull and machinery insurance premiums. Depreciation expenses for the first nine months of 2021 were $5.4 million compared to $4.9 million during the same period of 2020, mainly due to the increase in the cost base of certain of our vessels due to the recent installation of ballast water management systems and the higher number of vessels operating in the same period. On average, 7.5 vessels were owned and operated during the first nine months of 2021 earning an average time charter equivalent rate of $22,232 per day compared to 7.0 vessels in the same period of 2020 earning on average $8,927 per day. General and administrative expenses increased to $1.7 million during the first nine months of 2021 as compared to $1.6 million in the same period of last year due to higher legal and insurance expenses. In the first nine months of 2020, two vessels underwent special survey for a total cost of $1.8 million, while there were no vessels undergoing drydocking during the first nine months of 2021.

Interest and other financing costs for the first nine months of 2021 amounted to $1.7 million compared to $1.9 million for the same period of 2020. This decrease is mainly due to the decreased Libor rates of our loans in the current period compared to the same period of 2020. For the nine months ended September 30, 2021, the Company recognized a $0.1 million gain on three interest rate swaps and a $2.5 million unrealized loss and $3.0 million realized loss on FFA contracts as compared to a loss on derivatives of $0.8 million for the same period of 2020, comprising of a $0.3 million loss on FFA contracts and a $0.5 million loss on three interest rate swaps.

Adjusted EBITDA for the nine months of 2021 was $26.3 million compared to $1.8 million achieved during the first nine months of 2020.

Basic and diluted earnings per share attributable to common shareholders for the first nine months of 2021 was $5.84, calculated on 2,427,810 basic and $5.74, calculated on 2,470,726 diluted weighted average number of shares outstanding compared to basic and diluted loss per share of $2.97 for the first nine months of 2020, calculated on 2,271,542 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the income attributable to common shareholders for the first nine months of the year of the unrealized loss on derivatives and the loss on debt extinguishment, the adjusted earnings attributable to common shareholders for the nine-month period ended September 30, 2021 would have been $7.42 and $7.29 per share basic and diluted, respectively, compared to a loss of $2.70 per share basic and diluted for the same period in 2020. As previously mentioned, usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The EuroDry Ltd. fleet profile is as follows:

Name	Type	Dwt	Year Built	Employment(*)	TCE Rate ($/day)
Dry Bulk Vessels
EKATERINI	Kamsarmax	82,000	2018	TC until Mar-22	Hire 106% of the Average Baltic Kamsarmax P5TC index (**)
XENIA	Kamsarmax	82,000	2016	TC until Aug-22	Hire 105% of the Average Baltic Kamsarmax P5TC index(**)
ALEXANDROS P.	Ultramax	63,500	2017	TC until Nov-21	$31,000
GOOD HEART	Ultramax	62,996	2014	TC until Nov-21	$33,000
EIRINI P	Panamax	76,466	2004	TC until Apr-22	Hire 99% of Average BPI(***) 4TC
STARLIGHT	Panamax	75,845	2004	TC until Oct-22	Hire 98.5% of Average BPI(***) 4TC
TASOS	Panamax	75,100	2000	TC until Nov-21	$28,500
PANTELIS	Panamax	74,020	2000	TC until Feb-22	$30,250
BLESSED LUCK	Panamax	76,704	2004	TC until Apr-22	$19,500
Total Dry Bulk Vessels	9	668,631

Note:

(*)

Represents the earliest redelivery date

(**)

The average Baltic Kamsarmax P5TC Index is an index based on five Panamax time charter routes.

(***)

BPI stands for the Baltic Panamax Index; the average BPI 4TC is an index based on four time charter routes.

Summary Fleet Data:

	3 months, ended September 30, 2020	3 months, ended September 30, 2021	9 months, ended September 30, 2020	9 months, ended September 30, 2021
FLEET DATA
Average number of vessels (1)	7.0	8.1	7.0	7.5
Calendar days for fleet (2)	644.0	745.0	1,918.0	2,045.9
Scheduled off-hire days incl. laid-up (3)	0.0	0.0	51.2	0.0
Available days for fleet (4) = (2) - (3)	644.0	745.0	1,866.8	2,045.9
Commercial off-hire days (5)	0.0	0.0	0.0	0.0
Operational off-hire days (6)	6.5	4.3	7.1	8.1
Voyage days for fleet (7) = (4) - (5) - (6)	637.5	740.7	1,859.7	2,037.8
Fleet utilization (8) = (7) / (4)	98.9%	99.4%	99.6%	99.6%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100.0%	100.0%	100.0%	100.0%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	98.9%	99.4%	99.6%	99.6%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	11,873	28,103	8,927	22,232
Vessel operating expenses excl. drydocking expenses (12)	5,673	5,718	5,337	5,664
General and administrative expenses (13)	724	777	858	846
Total vessel operating expenses (14)	6,397	6,495	6,195	6,510
Drydocking expenses (15)	82	53	931	47

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

(4) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of scheduled off-hire days incl. laid up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent, or TCE, is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, or are related to repositioning the vessel for the next charter. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Tomorrow, November 11, 2021 at 10:00 a.m. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238 - 0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote "EuroDry" to the operator.

Audio webcast - Slides Presentation:

There will be a live and then archived webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website http://www.eurodry.gr and click on Company Presentations under our Investor Relations page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation on the third quarter ended September 30, 2021 will also be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the company's website (www.eurodry.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended September 30,	Three Months Ended September 30,	Nine Months Ended September 30,	Nine Months Ended September 30,
	2020	2021	2020	2021
	(unaudited)		(unaudited)
Revenues
Time charter revenue	7,193,251	20,718,567	16,795,245	44,764,161
Commissions	(399,715)	(1,262,785)	(917,915)	(2,642,473)
Net revenues	6,793,536	19,455,782	15,877,330	42,121,688

Operating expenses
Voyage expenses, net	(375,866)	(97,247)	194,137	(540,322)
Vessel operating expenses	3,135,569	3,651,301	8,744,999	9,893,244
Drydocking expenses	52,685	39,771	1,786,008	96,945
Vessel depreciation	1,651,870	1,983,108	4,904,386	5,395,583
Related party management fees	518,161	608,948	1,491,665	1,694,773
General and administrative expenses	466,381	578,784	1,646,536	1,729,935
Total Operating expenses	(5,448,800)	(6,764,665)	(18,767,731)	(18,270,158)

Operating income / (loss)	1,344,736	12,691,117	(2,890,401)	23,851,530

Other income / (expenses)
Interest and other financing costs	(616,219)	(555,801)	(1,864,040)	(1,676,973)
Loss on debt extinguishment	-	-	-	(1,647,654)
Loss on derivatives, net	(178,760)	(75,585)	(821,906)	(5,389,990)
Foreign exchange (loss) / gain	(12,336)	4,269	(8,445)	(643)
Interest income	391	54	4,041	10,463
Other expenses, net	(806,924)	(627,063)	(2,690,350)	(8,704,797)
Net income / (loss)	537,812	12,064,054	(5,580,751)	15,146,733
Dividend Series B Preferred shares	(407,665)	(274,337)	(1,155,677)	(845,262)
Preferred deemed dividend	-	-	-	(120,000)
Net income / (loss) attributable to common shareholders	130,147	11,789,717	(6,736,428)	14,181,471
Earnings / (loss) per share, basic	0.06	4.47	(2.97)	5.84
Weighted average number of shares, basic	2,279,730	2,634,822	2,271,542	2,427,810
Earnings / (loss) per share, diluted	0.06	4.41	(2.97)	5.74
Weighted average number of shares, diluted	2,279,730	2,675,224	2,271,542	2,470,726

EuroDry Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2020	September 30, 2021

ASSETS	(unaudited)
Current Assets:
Cash and cash equivalents	938,282	17,015,316
Trade accounts receivable, net	1,528,055	1,657,120
Other receivables	460,209	946,533
Inventories	1,385,280	784,958
Restricted cash	1,518,036	3,640,570
Prepaid expenses	226,033	107,991
Total current assets	6,055,895	24,152,488

Fixed assets:
Vessels, net	99,305,990	130,622,048
Long-term assets:
Restricted cash	2,150,000	1,950,000
Total assets	107,511,885	156,724,536

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term bank loans, current portion	13,793,754	11,395,227
Trade accounts payable	1,074,518	999,725
Accrued expenses	704,508	981,080
Accrued preferred dividends	-	274,337
Derivatives	456,133	3,024,485
Deferred revenue	246,125	1,945,936
Due to related companies	2,984,759	253,221
Total current liabilities	19,259,797	18,874,011

Long-term liabilities:
Long term bank loans, net of current portion	37,318,084	61,807,377
Derivatives	393,899	14,938
Total long-term liabilities	37,711,983	61,822,315
Total liabilities	56,971,780	80,696,326

Mezzanine equity: Series B Preferred shares (par value $0.01, 20,000,000 preferred shares authorized, 16,606 and 13,606 shares issued and outstanding, respectively)	15,940,713	13,060,713

Shareholders' equity:
Common stock (par value $0.01, 200,000,000 shares authorized, 2,348,216 and 2,844,287 issued and outstanding, respectively)	23,482	28,442
Additional paid-in capital	53,048,060	67,229,734
Accumulated deficit	(18,472,150)	(4,290,679)
Total shareholders' equity	34,599,392	62,967,497
Total liabilities, mezzanine equity and shareholders' equity	107,511,885	156,724,536

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Nine Months Ended September 30,	Nine Months Ended September 30,
	2020	2021

Cash flows from operating activities:
Net (loss) / income	(5,580,751)	15,146,733
Adjustments to reconcile net (loss) / income to net cash provided by operating activities:
Vessel depreciation	4,904,386	5,395,583
Amortization of deferred charges	105,528	250,766
Share-based compensation	187,001	132,636
Unrealized loss on derivatives	602,361	2,189,391
Loss on debt extinguishment	-	1,647,654
Changes in operating assets and liabilities	370,007	(847,045)
Net cash provided by operating activities	588,532	23,915,718

Cash flows from investing activities:
Cash paid for vessel acquisitions	-	(31,637,347)
Cash paid for vessel improvements	(496,316)	(37,891)
Net cash used in investing activities	(496,316)	(31,675,238)

Cash flows from financing activities:
Redemption of Series B Preferred shares	-	(3,000,000)
Proceeds from issuance of common stock, net of commissions paid	-	9,190,013
Preferred dividends paid	(713,553)	(570,925)
Loan arrangement fees paid	-	(648,000)
Proceeds from related party loan	-	6,000,000
Proceeds from long term debt	-	61,700,000
Repayment of related party loan	-	(2,700,000)
Repayment of long term debt	(4,764,000)	(44,212,000)
Net cash (used in) / provided by financing activities	(5,477,553)	25,759,088

Net (decrease) / increase in cash, cash equivalents and restricted cash	(5,385,337)	17,999,568
Cash, cash equivalents and restricted cash at beginning of period	9,129,442	4,606,318
Cash, cash equivalents and restricted cash at end of period	3,744,105	22,605,886

           Cash breakdown

Cash and cash equivalents	249,742	17,015,316
Restricted cash, current	744,363	3,640,570
Restricted cash, long term	2,750,000	1,950,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	3,744,105	22,605,886

EuroDry Ltd.

Reconciliation of Adjusted EBITDA to Net income / (loss)

(All amounts expressed in U.S. Dollars)

	Three Months Ended September 30, 2020	Three Months Ended September 30, 2021	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2021
Net income / (loss)	537,812	12,064,054	(5,580,751)	15,146,733
Interest and other financing costs, net (incl. interest income and loss on debt extinguishment)	615,828	555,747	1,859,999	3,314,164
Vessel depreciation	1,651,870	1,983,108	4,904,386	5,395,583
Unrealized (gain) / loss on Forward Freight Agreement derivatives	(1,590)	(1,584,369)	130,380	2,546,292
Loss / (gain) on interest rate swap derivatives	16,559	1,115	527,735	(133,730)
Adjusted EBITDA	2,820,479	13,019,655	1,841,749	26,269,042

Adjusted EBITDA Reconciliation:

EuroDry Ltd. considers Adjusted EBITDA to represent net income / (loss) before interest, income taxes, depreciation, loss on debt extinguishment, unrealized (gain) / loss on Forward Freight Agreements (“FFAs”) and loss / (gain) on interest rate swap derivatives.  Adjusted EBITDA does not represent and should not be considered as an alternative to net income / (loss), as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of, financial costs, loss on debt extinguishment, unrealized (gain) / loss on FFAs and loss / (gain) on interest rate swap derivatives, and depreciation. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

EuroDry Ltd.

Reconciliation of Net income / (loss) to Adjusted net income / (loss)

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended September 30, 2020	Three Months Ended September 30, 2021	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2021
Net income / (loss)	537,812	12,064,054	(5,580,751)	15,146,733
Unrealized (gain) / loss on derivatives	(14,648)	(1,659,261)	602,361	2,189,391
Loss on debt extinguishment	-	-	-	1,647,654
Adjusted net income / (loss)	523,164	10,404,793	(4,978,390)	18,983,778
Preferred dividends	(407,665)	(274,337)	(1,155,677)	(845,262)
Preferred deemed dividend	-	-	-	(120,000)
Adjusted net income / (loss) attributable to common shareholders	115,499	10,130,456	(6,134,067)	18,018,516
Adjusted earnings / (loss) per share, basic	0.05	3.84	(2.70)	7.42
Weighted average number of shares, basic	2,279,730	2,634,822	2,271,542	2,427,810
Adjusted earnings / (loss) per share, diluted	0.05	3.79	(2.70)	7.29
Weighted average number of shares, diluted	2,279,730	2,675,224	2,271,542	2,470,726

Adjusted net income / (loss) and Adjusted earnings / (loss) per share Reconciliation:

EuroDry Ltd. considers Adjusted net income / (loss) to represent net income / (loss) before unrealized (gain) / loss on derivatives, which includes FFAs and interest rate swaps, and loss on debt extinguishment. Adjusted net income / (loss) and Adjusted earnings / (loss) per share is included herein because we believe it assists our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of unrealized (gain) / loss  on derivatives and loss on debt extinguishment, which may significantly affect results of operations between periods. Adjusted net income / (loss) and Adjusted earnings / (loss) per share do not represent and should not be considered as an alternative to net income / (loss) or earnings / (loss) per share, as determined by GAAP. The Company's definition of Adjusted net income / (loss) and Adjusted earnings / (loss) per share may not be the same as that used by other companies in the shipping or other industries.

About EuroDry Ltd.

EuroDry Ltd. was formed on January 8, 2018 under the laws of the Republic of the Marshall Islands to consolidate the drybulk fleet of Euroseas Ltd into a separate listed public company. EuroDry was spun-off from Euroseas Ltd on May 30, 2018; it trades on the NASDAQ Capital Market under the ticker EDRY.

EuroDry operates in the dry cargo, drybulk shipping market. EuroDry's operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., which are responsible for the day-to-day commercial and technical management and operations of the vessels. EuroDry employs its vessels on spot and period charters and under pool agreements.

The Company has a fleet of 9 vessels, including 5 Panamax drybulk carriers, 2 Ultramax drybulk carrier and 2 Kamsarmax drybulk carriers. EuroDry’s 9 drybulk carriers have a total cargo capacity of 668,631 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.eurodry.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer EuroDry Ltd. 11 Canterbury Lane, Watchung, NJ07069 Tel. (908) 301-9091 E-mail: aha@eurodry.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

SK 29870 0001 9014865